 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

ADiTx Therapeutics, Inc.

(Exact name of issuer as specified in its charter)

Delaware	82-3204328
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

11161 Anderson Street,

Suite 105-10014

Loma Linda, California 92354

(Full mailing address of principal executive offices)

(909) 488-0844

Issuer’s telephone number, including area code

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In this report, the term “Company,” “our Company,” “us,” and “our” refer to ADiTx Therapeutics, Inc. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

General

ADiTx Therapeutics, Inc. was incorporated on September 28, 2017 in the State of Delaware. The Company is a preclinical stage, life sciences company with the goal of developing nucleic acid (DNA)-based technologies to minimize rejection of transplanted organs by human recipients. The discovery of immunosuppressive (anti-rejection) drugs has made possible life-saving organ transplantation procedures. While these drugs prevent or delay organ rejection, transplanted organs often ultimately fail, and about 40% survive no more than five years. Furthermore, immune suppression leads to significant undesirable side effects such as increased susceptibility to life-threatening infections and cancers because it is not specifically targeted towards the transplanted organs; rather, it indiscriminately and broadly suppresses immune function throughout the body.

The opportunity to extend the life of a transplanted organ, even by a few years, may have substantial benefits to organ recipients. We have an exclusive worldwide license for commercializing a nucleic acid-based technology named Apoptotic DNA Immunotherapy (ADi) which utilizes a novel approach that mimics the way our bodies naturally induce tolerance to our own tissues. While immune suppression requires continuous administration to prevent rejection of a transplanted organ, induction of tolerance has the potential to retrain the immune system to accept the organ for longer periods of time. Thus, ADi may allow patients to live with transplanted organs with significantly reduced immune suppression. ADi is a technology platform which we believe can be engineered for application to a wide variety of indications.

We plan to develop ADi products for organ transplantation, skin grafting, and wound healing with the initial focus being on skin allografts and other organ and/or tissue allografts, as we believe these indications will be most efficient in providing safety and efficacy data in clinical trials.

Financial Results

We have a limited operating history. Therefore, there is limited historical financial information upon which to base an evaluation of our performance. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. As we were incorporated on September 28, 2017, the following discussion reflects only our financial condition and results of operation for the six months ended June 30, 2018.

Operating Results

Six Months Ended June 30, 2018

There were no revenues for the six months ended June 30, 2018 (“Interim 2018”).

Our operating expenses consist primarily of general and administrative expenses (consisting primarily of salaries, legal services, accounting services, and other professional services), stock-based compensation expenses, and research and development expenses. Operating expenses totaled $3,748,694 for Interim 2018. The primary components of this figure were:

●	Stock-based compensation from stock options and warrants of $3,051,357.

●	General and administrative expenses of $532,886.

●	Research and development expense of $125,000, which includes stock-based compensation of $100,000.

●	Sales and marketing expenses of $39,451.

Other expense was $1,447 in interest expense for Interim 2018. During Interim 2018, we had a provision for taxes of $0.

As a result of the foregoing, net loss was $3,750,141 for Interim 2018.

Liquidity and Capital Resources

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

Six Months Ended June 30,
2018
Net cash (used in) provided by:
Operating activities	$(60,457)
Investing activities	$—
Financing activities	$41,252

Cash used in operating activities was $60,457 for the six months ended June 30, 2018. This was primarily due to a net loss of $3,750,141, offset by $3,157,357 in stock-based compensation, and a $532,327 increase in accounts payable and accrued expenses and accrued compensation to related parties.

Cash provided by financing activities was $41,252 for the six months ended June 30, 2018. The cash related to financing activities was primarily due to proceeds received from notes payable of $152,502, common stock issued for cash of $237,500, offset by repayment of notes payable of $75,000 and deferred offering costs of $273,750.

As of June 30, 2018, we have $77,502 in notes payable. As of June 30, 2018, the Company’s current assets were $5,795. To date, our activities have been funded from investments from our founders, and the previous sale of our securities in various private placement transactions.

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

The Company currently has no material commitments for capital expenditures.

Trend Information

The biotechnology and pharmaceutical industries are subject to rapid and intense technological change. We face, and will continue to face, competition in the development and marketing of our product candidates from biotechnology and pharmaceutical companies, research institutions, government agencies and academic institutions. Competition may also arise from, among other things, other drug development technologies. We expect to incur additional net expenses over the next several years as we continue to maintain and expand our existing operations. The amount of future losses and when, if ever, we will achieve profitability are uncertain.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ deficit in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2018 are not necessarily indicative of the results that can be expected for the year ending December 31, 2018.

ADITX THERAPEUTICS, INC.

BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash	$5,795	$25,000

TOTAL CURRENT ASSETS	5,795	25,000

Deferred offering costs	273,750	—

TOTAL ASSETS	$279,545	$25,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable and accrued expenses	$343,581	$8,566
Accrued compensation to related party	248,646	51,334
Notes payable - related party	42,502	—
Notes payable	35,000	—

TOTAL CURRENT LIABILITIES	669,729	59,900

Deposit on private placement	—	25,000

TOTAL LIABILITIES	669,729	84,900

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ DEFICIT
Preferred stock, $0.001 par value, 3,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock, $0.001 par value, 27,000,000 shares authorized, 7,284,250 and 7,100,000 shares issued and outstanding	7,284	7,100
Additional paid-in capital	3,565,659	145,986
Accumulated deficit	(3,963,127)	(212,986)
TOTAL STOCKHOLDERS’ DEFICIT	(390,184)	(59,900)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$279,545	$25,000

See accompanying notes to the financial statements.

ADITX THERAPEUTICS, INC.

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2018
(Unaudited)

OPERATING EXPENSES
Stock-based compensation	$3,051,357
General and administrative expenses	532,886
Research and development, includes $100,000 in stock-based compensation	125,000
Sales and marketing, includes $6,000 in stock-based compensation	39,451
Total Operating Expenses	3,748,694

NET LOSS FROM OPERATIONS	(3,748,694)

OTHER EXPENSES
Interest expense	(1,447)
Total Other Expenses	(1,447)

Net loss before provision for income taxes	(3,750,141)

Provision for Income Taxes	—

NET LOSS	$(3,750,141)

Net loss per share - basic and diluted	$(0.52)

Weighted average number of shares outstanding during the period - basic and diluted	7,200,332

See accompanying notes to the financial statements.

ADITX THERAPEUTICS, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2018 (UNAUDITED) AND THE PERIOD ENDED DECEMBER 31, 2017

			Additional		Total
	Common		Paid-in	Accumulated	Stockholders’
	Shares	Par Value	Capital	Deficit	Deficit

Balance September 28, 2017 (inception)	—	$—	$—	$—	$—

Issuance of founders’ shares	7,100,000	7,100	—	—	7,100

Stock option compensation	—	—	82,086	—	82,086

Fair value of services provided by founders	—	—	63,900	—	63,900

Net loss	—	—	—	(212,986)	(212,986)

Balance December 31, 2017	7,100,000	$7,100	$145,986	$(212,986)	$(59,900)

Issuance of shares for cash	131,250	131	262,369	—	262,500

Issuance of shares for services and licenses	53,000	53	105,947	—	106,000

Stock option and warrant compensation	—	—	3,051,357	—	3,051,357

Net loss	—	—	—	(3,750,141)	(3,750,141)

Balance June 30, 2018	7,284,250	$7,284	$3,565,659	$(3,963,127)	$(390,184)

See accompanying notes to the financial statements.

 ADITX THERAPEUTICS, INC.

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2018
(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,750,141)
Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	3,157,357
Changes in operating assets and liabilities
Accounts payable and accrued expenses	335,015
Accrued compensation to related party	197,312
Net Cash Used In Operating Activities	(60,457)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable - related party	117,502
Proceeds from note payable	35,000
Repayments of notes payable - related party	(75,000)
Common stock issued for cash	237,500
Deferred offering costs	(273,750)
Net Cash Provided By Financing Activities	41,252

NET DECREASE IN CASH	(19,205)

CASH AT BEGINNING OF PERIOD	25,000

CASH AT END OF PERIOD	$5,795

Supplemental cash flow information:
Cash paid for income taxes	$—
Cash paid for interest expense	$—

NONCASH INVESTING AND FINANCING ACTIVITIES:
Common stock issued for deposit on private placement	$25,000

See accompanying notes to the financial statements.

ADITX THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Company Background

ADiTx Therapeutics, Inc. (“ADiTx” or the “Company”) was incorporated on September 28, 2017, under the laws of the State of Delaware. The Company is a pre-clinical stage, life sciences company with a mission to prolong life and enhance life quality of transplanted patients.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: changes in biotechnology regulatory environment, technological advances that render our technologies obsolete, availability of resources for clinical trials, acceptance of technologies into the medical community, and competition from larger more well-funded companies. These adverse conditions could affect the Company’s financial condition and the results of its operations.

NOTE 2 – GOING CONCERN ANALYSIS

Going Concern Analysis

The Company was incorporated on September 28, 2017 and has not generated revenues to date. As of June 30, 2018, the Company had a net loss of $3,750,141 and will require significant additional capital in order to operate in the normal course of business and fund clinical studies. The Company will be conducting medical research and development, and the time at which the Company will begin generating revenue is unknown. As a result of these conditions, there is substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the matters discussed herein. While we believe in the viability of our strategy to generate sufficient revenue, control costs and the ability to raise additional funds if necessary, there can be no assurances to that effect. The Company’s ability to continue as a going concern is dependent upon the ability to complete clinical studies and implement the business plan, generate sufficient revenues and to control operating expenses.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and disclosures normally included in the annual financial statements prepared in accordance with the accounting principles generally accepted in the United States of America have been condensed or omitted. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these unaudited interim financial statements have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the period ended December 31, 2017. The results of operations for the six-months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Significant estimates underlying the financial statements include the fair value of stock options and warrants.

ADITX THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Fair Value Measurements and Fair Value of Financial Instruments

The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements. ASC Topic 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The Company did not identify any assets or liabilities that are required to be presented on the balance sheets at fair value in accordance with ASC Topic 820.

Due to the short-term nature of all financial assets and liabilities, their carrying value approximates their fair value as of the balance sheet dates.

Concentrations of Credit Risk

The Company maintains its cash accounts at financial institutions which are insured by the Federal Deposit Insurance Corporation. At times, the Company may have deposits in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. As of June 30, 2018, the Company did not have any cash equivalents.

Revenue Recognition

The adoption of ASC 606, Revenue From Contracts With Customers, represents a change in accounting principle that will more closely align revenue recognition with the delivery of the Company’s services and will provide financial statement readers with enhanced disclosures. In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: Identify the contract with a customer; Identify the performance obligations in the contract; Determine the transaction price; Allocate the transaction price to performance obligations in the contract; Recognize revenue when or as the Company satisfies a performance obligation. The Company has not recognized any revenue to date.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future offerings. Our research and development costs consist of licensing costs. We expense these costs as incurred unless such costs qualify for capitalization under applicable guidance.

ADITX THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

Basic and Diluted Net Loss per Common Share

Basic loss per common share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding for each period. Diluted loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding plus the dilutive effect of shares issuable through the common stock equivalents. The weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. As of June 30, 2018, 1,005,000 stock options and 1,551,250 warrants were excluded from dilutive earnings per share as their effects were anti-dilutive.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU 2016-02: Leases (Topic 842). The new guidance generally requires an entity to recognize on its balance sheet operating and financing lease liabilities and corresponding right-of-use assets. The standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2018 and early adoption is permitted. The new standard requires a modified retrospective transition for existing leases to each prior reporting period presented. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its condensed financial position, results of operations and cash flows.

In June 2018, the FASB issued Accounting Standards Update (“ASU”) 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which expands the scope of Topic 718 to include all share-based payment transactions for acquiring goods and services from nonemployees. ASU 2018-07 specifies that Topic 718 applies to all share-based payment transactions in which the grantor acquires goods and services to be used or consumed in its own operations by issuing share-based payment awards. ASU 2018-07 also clarifies that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under ASC 606. ASU 2018-07 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted, but no earlier than our adoption of ASC 606. The Company chose to early adopt ASU 2018-07. The adoption of this standard did not have a material impact on the Company’s unaudited condensed financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company’s Chief Executive Officer (“CEO”) has provided services without payment. Accordingly, the Company has accrued $90,000 in compensation for services rendered during the six months ended June 30, 2018. Future compensation is being accrued at $15,000 per month. As of June 30, 2018, the CEO is owed $110,031.

On January 22, 2018, the Company entered into an unsecured promissory note with a related party for $40,000 that accrues interest of 4% annually. The note is due on the earlier of July 22, 2018 or in the event of default, as defined in the agreement.

On February 12, 2018, the Company entered into an unsecured promissory note with a related party for $50,000 that accrues interest of 4% annually. The note is due on the earlier of August 12, 2018 or in the event of default, as defined in the agreement.

On March 2, 2018, the Company entered into an unsecured promissory note with a related party for $10,000 that accrues interest of 4% annually. The note is due on the earlier of September 2, 2018 or in the event of default, as defined in the agreement.

In March 2018, $75,000 of the above loan balances were repaid. The unpaid balance of the above loans are currently in default. As of the date of this filing, there has been no demand for repayment.

On March 8, 2018, we entered into an Assignment Agreement (the “Assignment Agreement”) with Sekris Biomedical, Inc. (“Sekris”). Sekris is a related party due to Dr. Shabahang, our CTO, is the CEO of Sekris. Sekris was a party to a License Agreement with Loma Linda University (“LLU”), entered into and made effective on May 25, 2011, and amended on June 24, 2011, July 16, 2012 and December 27, 2012 (the “Original Agreement,” and together with the Assignment Agreement, the “Sekris Agreements”). Pursuant to the Assignment Agreement, Sekris transferred and assigned all of its rights and obligations in and to and liabilities under the Original Agreement, of whatever kind or nature, to us. In exchange, on March 8, 2018, we issued a warrant to Sekris to purchase up to 1,000,000 shares of our Common Stock (the “Sekris Warrant”). The warrant is immediately exercisable and the exercise price is $2.00 per share. The expiration date of the warrant is March 8, 2023. On March 15, 2018, we entered into a Patent & Technology License Agreement directly with LLU (the “New License Agreement”), which amends and restates the Sekris Agreements. Per this agreement the Company agrees to pay license fees of $25,000 annually starting March 31, 2020, milestone fees totaling up to $1,725,000, past patent fees of $200,000 which is to be paid in quarterly installments between September 2018 and March 2019. The Company also issued 50,000 shares of its common stock as part of this agreement. These share of common stock were valued at $2.00 per share based on the most recent sales price of the Company’s common stock during the period.

ADITX THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

On June 18, 2018, the Company entered into an unsecured promissory note with a related party for $17,502 that accrues interest of 4% annually. The note is due on the earlier of December 18, 2018 or in the event of default, as defined in the agreement.

NOTE 5 - STOCKHOLDERS’ DEFICIT

Preferred Stock

The Company has authorized the issuance of 3,000,000 shares of common stock, par value $0.001 per share.

Common Stock

The Company has authorized the issuance of 27,000,000 shares of common stock, par value $0.001 per share.

In November 2017, the Company commenced a private placement for the sale of 1,000,000 shares of common stock for gross proceeds of $2,000,000. The terms of the private placement were such that a minimum of $250,000 was to be raised before funds could be drawn on, and that the technology licensing agreement (Note 4) must be executed. During the first quarter of 2018, the Company received $237,500 in cash, and with the $25,000 received prior to December 31, 2017, the aggregate raised was $262,500 for which the Company issued 131,250 shares of common stock under the private placement at $2.00 per share. The Company also agreed to issue one warrant to purchase a share of common stock for each share purchased in the private placement. The warrant is exercisable at $2.00 per share and has a term of three years.

During the six months ended June 30, 2018, the Company issued 53,000 shares of common stock for services.

Stock-Based Compensation

In October 2017, our Board of Directors adopted the ADiTx Therapeutics, Inc. 2017 Equity Incentive Plan (the “2017 Plan”).  The 2017 Plan provides for the grant of equity awards to employees, and consultants.  Up to 1,200,000 shares of our common stock may be issued pursuant to awards granted under the 2017 Plan. The 2017 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During the six months ended June 30, 2018, the Company granted 825,000 stock options with exercise prices of $2.00 per share vesting on issuance or vesting yearly. The total grant date fair value was determined to be $1,507,232. The fair value of each stock option granted was estimated using the Black-Scholes assumptions and or factors as follows:

Exercise price	$2.00
Expected dividend yield	0%
Risk free interest rate	2.52% - 2. 65%
Expected life in years	5
Expected volatility	151%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of stock options.

ADITX THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

The expected term of stock options is calculated using either the simplified method for employee options which takes into consideration the contractual life and vesting terms of the options, unless the options are expected to vest in which case the contractual term of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public companies’ common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date sale of stock to third parties.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

The following is an analysis of the stock option grant activity under the Plan:

		Weighted Average	Weighted Average
	Number	Exercise Price	Remaining Life
Stock Options

Outstanding December 31, 2017	240,000	$2.00	4.82
Granted	825,000	$2.00	5.00
Expired or forfeited	(60,000)	$2.00	—
Outstanding June 30, 2018	1,005,000	$2.00	4.62

The Company recognized compensation expense related to options issued and vesting of $1,187,236 during the six months ended June 30, 2018, which is included in stock-based compensation in the accompanying statement of operations.

Warrants

A summary of warrant issuances are as follows:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Life
Warrants

Outstanding December 31, 2017	—	$—	—
Granted	1,551,250	2.00	4.55
Outstanding June 30, 2018	1,551,250	$2.00	4.55

The warrants are valued using similar inputs as noted in the stock options section above.

The Company recognized compensation expense related to warrants issued and vesting of $1,864,121 during the six months ended June 30, 2018, which is included in stock-based compensation in the accompanying statement of operations.

On March 8, 2018, we entered into an Assignment Agreement with Sekris. This agreement called for the issuance of a warrant to Sekris to purchase up to 1,000,000 shares of our common stock (See Note 4).

In April 2018, the Company granted 420,000 warrants to purchase shares of common stock to two individuals for services. The warrants vest annually over three years.

NOTE 6 – AGREEMENTS

Effective March 1, 2018, the Company entered into a consulting agreement with a company for project management services for $13,000 per month plus any additional fees. The term of this agreement shall commence on March 1, 2018 and shall remain in effect, unless earlier terminated, as provided in the agreement, until May 31, 2018.

ADITX THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS

(Unaudited)

On March 14, 2018, the Company entered into an agreement with a company to provide financial advisory and placement agent services. On March 14, 2018, an initial retainer fee of $55,000 was due for the Non-Accountable Expense Allowance with an additional $10,000 due upon filing of an offering statement as defined by the agreement. Based on the amended terms, the placement agent is entitled to a cash fee equal to seven percent (7%) of the aggregate gross proceeds received by the Company from the sale of the Units at each Closing of the Offering and a non-accountable expense allowance equal to one percent (1%) of the aggregate gross proceeds received by the Company from the sale of the Units at each Closing of the Offering. The placement agent will also receive a warrant to purchase an amount of shares, equal to an aggregate of ten percent (10%) of the Shares underlying the Units sold in the Offering, for an exercise price of $7.50. The agreement may be terminated after six months by either party.

On April 12, 2018, the Company entered into an unsecured promissory note for $35,000 that accrues interest of 4% annually. The note is due on the earlier of November 12, 2018 or in the event of default, as defined in the agreement.

NOTE 7 - SUBSEQUENT EVENTS

On July 10, 2018, the Company entered into a bridge loan with a principle of $15,600 and a discount of $3,600. The Company also issued 2,000 warrants to this individual.

On July 18, 2018, the Company entered into a bridge loan with a principle of $130,000 and a discount of $30,000. The Company also issued 16,667 warrants to this individual.

On August 29, 2018, the Company entered into a bridge loan with a principle of $45,500 and a discount of $10,500. The Company also issued 5,834 warrants to this individual.

On August 23, 2018, the Company entered into a consulting agreement with a company for investor relations for $7,500 per month. This agreement also issued 20,000 shares of the Company’s common stock to the consultant at the signing of the agreement. The service period for this agreement is from August 23, 2018 to February 22, 2019.

On August 27, 2018, the Company entered into a consulting agreement with a company for consulting and management services for $2,500 per month.

ITEM 4. EXHIBITS

Exhibit No.	Description

EX1A-2.1**	Amended and Restated Certificate of Incorporation

EX1A-2.2**	Bylaws

EX1A-3.1**	Form of Promissory Note issued to Sekris Biomedical, Inc.

EX1A-3.2**	Warrant, dated March 8, 2018, issued to Sekris Biomedical, Inc.

EX1A-3.3**	Form of Underwriter’s Warrant

EX1A-4.1**	Form of Private Placement Subscription Agreement

EX1A- 4.2**	Form of Offering Subscription Agreement

EX1A- 4.3**	Form of Warrant Agent Agreement

EX1A-6.1** ▪	Patent and Technology License Agreement, dated March 15, 2018 between Loma Linda University and ADiTx Therapeutics, Inc.

EX1A-6.2**	2017 Equity Incentive Plan of the Company

EX1A-6.3**	Consulting Agreement, dated March 1, 2018, by and between ADiTx Therapeutics, Inc. and Canyon Ridge Development LLC d/b/a Mission Critical Solutions International

EX1A-6.4**	Escrow Agreement, dated July 3, 2018, by and among ADiTx Therapeutics, Inc., Network 1 Financial Securities, Inc., and MVB Bank, Inc.

EX1A-6.5**	Consulting Agreement, dated June 1, 2018, by and between ADiTx Therapeutics, Inc. and ICR, LLC

EX1A-6.6**	Amendment No. 1 to Engagement Agreement, dated July 2, 2018, by and between ADiTx Therapeutics, Inc., and Network 1 Financial Securities, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADITX THERAPEUTICS, INC.	Date: September 28, 2018

/s/ Amro Albanna
Name: Amro Albanna
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Amro Albanna	Date: September 28, 2018
Name: Amro Albanna
Title: Chief Executive Officer

/s/ David Briones	Date: September 28, 2018
Name: David Briones
Title: Interim Chief Financial Officer